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                              March 7, 2024

       Kriangkrai Chaimongkol
       Chief Executive Officer
       Thoughtful Media Group Inc.
       7 Sumerpoint Building, 3rd Floor, Room No. 301-302
       Soi Sukhumvit 69 (Saleenimit)
       Prakanong Nua Sub-district
       Wattana District, Bangkok City, Thailand

                                                        Re: Thoughtful Media
Group Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted February
21, 2024
                                                            CIK No. 0001991879

       Dear Kriangkrai Chaimongkol:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 2, 2024 letter.

       Amendment No. 3 to Draft Registration Statement on Form S-1 submitted February 21, 2024

       Corporate History and Structure, page 37

   1. You include a bullet regarding a private placement of Convertible Notes indicated as occurring in 2023. If
this transaction occurred in 2023, please advise why you have not provided complete
information about it. Also advise if this transaction is reported in your financial
statements for the period ended December 31, 2023, and if not why not.
 Kriangkrai Chaimongkol
FirstName
ThoughtfulLastNameKriangkrai
            Media Group Inc. Chaimongkol
Comapany
March      NameThoughtful Media Group Inc.
       7, 2024
March2 7, 2024 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
For the year ended December 31, 2023, compared to the year ended December 31, 2022, page 38

2. Your results of operations analysis duplicates, in narrative text form, dollar and percentage changes in accounts, most of which is already included in the tables. Please revise to provide a robust analysis of the significant drivers behind material changes in cost of revenue and gross margin. For example, you state premium digital advertising services have a higher profit margin without stating why. Please discuss the underlying reasons for material variances. Refer to Item 303(b)(2)(ii) of Regulation S-K.
Liquidity and Capital Resources
Cash Flows
Net Cash (Used in) Provided by Operating Activities, page 42

3. Please discuss the operational reasons for the cash used in operating activities for the latest fiscal year presented and how you intend to meet your cash requirements and maintain operations under this condition. Refer to Release No. 33-8350 for guidance.
         Also discuss whether this condition is a known trend and provide related disclosure following the guidance in Item 303 of Regulation S-K and Release Nos. 33-6835 and 33-
         8350.
Business
Certain Industry Definitions, page 48

4. We note your response to prior comment 4 and added disclosure that, "YouTube views refer to the number of times a particular video has been viewed on the YouTube platform," as well as your statement that you derive certain performance metrics "from our database sourced from the YouTube Content Manager System." Because you disclose that your MCN also operates across other social media platforms, please comprehensively revise your performance metric disclosure so that it is clear when you are describing a metric or presenting a figure that is limited to YouTube rather than representative of your
         MCN's presence across all platforms. For example, you define "YouTube views" on page
         50 but present the metric elsewhere as the broader "views," suggesting that it encompasses views on other platforms as well. Provide disclosure at the outset of this section that clearly distinguishes which metrics are derived from YouTube and used within the MCN vertical versus those that are used within the Premium Digital Advertising vertical.
Multi-Channel Network, page 49

5. Disclose the date(s) as of which the figures in this section, including the "90 billion
         [lifetime view count]," "1,000 channel partners and more than 10,000 influencers" and "25
         Gold Buttons...and 93 Silver Buttons," were measured.
 Kriangkrai Chaimongkol
FirstName
ThoughtfulLastNameKriangkrai
            Media Group Inc. Chaimongkol
Comapany
March      NameThoughtful Media Group Inc.
       7, 2024
March3 7, 2024 Page 3
Page
FirstName LastName
MCN Operations Across Platforms
Premium Digital Advertising (PDA)
Influencer Booking Management, page 57

6. Please explain to us (i) your analysis of whether you act as a principle or agent in recognizing revenue for this service, (ii) the basis for the amount of revenue recognized and (iii) how your accounting treatment is disclosed in the revenue recognition note of your financial statements.
Board Diversity Matrix, page 75

7. The board diversity matrix indicates it is for Society Pass. Please tell us why you are including information for Society Pass instead of Thoughtful Media
Group.
Executive Compensation, page 76

8. Please revise to provide all executive compensation information required by Item 402 of
         Regulation S-K for the fiscal year ended December 31, 2023. In this regard, we note that you have provided some information in this section as of December 31, 2023 but have not populated the summary compensation table. In providing this information, be responsive to comment 16 in our letter dated January 3, 2024.
Certain Relationships and Related-Party Transactions, page 80

9. Please identify by name the related parties (i.e., the "two common directors of the
         Company within SP") that control the entities listed in this section. Additionally, provide outstanding amounts due to related parties as of the latest practicable date. Refer to Item
         404(a)(1) and (5) and Item 404(d) of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-2

10. The audit opinion states the financial statements for the year ended December 31, 2023 are audited. However, you provide financial statements for the years ended December 31,
         2023 and 2022. Please provide an independent auditor report stating both fiscal periods are audited. If fiscal 2022 is not audited, please advise why.
Notes to Carve-out Combined and Consolidated Financial Statements
Note 1 - Business Overview and Basis of Presentation
Reorganization, page F-7

11. Here you state your ultimate holding company is Society Pass Incorporated. Earlier in the filing you state Raynauld Liang and Maroon Capital Limited together will control you.
         Please provide an organizational chart to clarify your organization structure before and after the offering, and how Society Pass Incorporated is your ultimate holding company.
 Kriangkrai Chaimongkol
FirstName
ThoughtfulLastNameKriangkrai
            Media Group Inc. Chaimongkol
Comapany
March      NameThoughtful Media Group Inc.
       7, 2024
March4 7, 2024 Page 4
Page
FirstName LastName
Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page F-11

12. We note your response to prior comment 7 and reissue the comment as you did not discuss the accounting for your revenue streams. Please disclose whether upfront services fees are deferred when received and if so, how upfront and retainer fees are recognized into revenue. For revenue streams not associated with control of videos, e.g., influencer booking management fees, disclose whether you recognize revenue net as an agent or gross as a principal and the basis for your accounting treatment.
General

13. We note that you have deleted disclosure regarding your planned spin-off from Society
         Pass Incorporated, however you continue to include disclosure suggesting that the spin-off will occur. For example, on pages 6 and 26 you still discuss "separating from Society
         Pass" and how "los[ing] financial support from Society" may impact you as an
         "independent" company. Please tell us whether you still intend to separate from Society
         Pass, and, if so, provide the disclosure and analysis requested in comment 28 in our letter dated November 13, 2023 and comment 19 in our letter dated January 2, 2024 in a future amendment. If not, please revise to reflect any changes to your ownership structure prior to the offering, as we note that currently Society Pass owns 100% of your shares.
       Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Ted Paraskevas, Esq.